97 Darling Avenue South Portland, Maine 04106-2301 Phone: 800-761-7181 www.wrightexpress.com
May 13, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3561

Attention:	Linda Cvrkel Branch Chief

Re:	Wright Express Corporation Form 10-K for the year ended December 31, 2008 Filed February 27, 2009 File No. 001-32426
Ladies and Gentlemen:
     Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from Linda Cvrkel of the Staff of the Securities and Exchange Commission to Wright Express Corporation, dated April 9, 2009.
     All responses set forth below are keyed to the numbering of the comments and to the headings used in Ms. Cvrkel’s letter. The Staff’s comments are in bold and our responses and supplemental information are in plain type.
Form 10-K for the year ended December 31, 2008
Item 1 — Business, page 1
1.	So that the investor will have a better understanding of the nature of how your payment processing business operates as well as how you generate revenues from these activities, we suggest that you more clearly enhance your business section to describe it in plain English. Specifically, a narrative discussion that includes the use of an example describing a typical payment processing service revenue transaction would appear beneficial to readers. It appears that your business model uses a “closed-loop” network that requires the customer to use a Wright charge card (or other payment medium) to purchase fuel, maintenance services, etc. from various locations included in your network. From processing transactions made by customers with your card, we presume that it allows you access to both the cardholder and the merchant side of each transaction whereby you retain the entire value in a transaction, including the entire discount fee charged to the merchant. In discussing your business model in a more transparent manner with an example of how a typical transaction works, please also explain how the inherent volatility of gasoline prices can significantly impact your revenues and operating margins and why you use derivative instruments to mitigate the impact of this volatility. Please also describe the typical payment terms used for your customers and how deposits and borrowed federal funds come into play in funding your cash needs. You should also describe the main risks (e.g. gas price, interest rates, credit losses, etc.) that you face within your business model. Please revise accordingly.

Securities and Exchange Commission
May 13, 2009

Response: In future filings that include a Business section, beginning with the Form 10-K to be filed for the year ending December 31, 2009, the Company will supplement the existing discussion of its business model (which currently includes a discussion of the impact of the inherent volatility of gasoline, the use of derivative instruments to mitigate this volatility, typical payment terms used for our customers, how deposits and borrowed federal funds are used to fund our cash needs and a description of our main risks), with a plain English summary that consolidates this information in one location within the document and an example of a typical payment processing service revenue transaction that should enable investors to have a better understanding of the nature of our payment processing business and how the Company generates revenues.
Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity, Capital Resources and Cash Flows, page 25
2.	In future filings please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response: In future filings, beginning with our Form 10-K to be filed for the year ending December 31, 2009, we will expand our liquidity discussion to cover material information regarding the three-year period covered by the financial statements.
Consolidated Statements of Cash Flows, page 40
3.	We note your disclosure of “payments in lieu of issuing shares of common stock” as a cash outflow from financing activities on the statement of cash flows. Please explain to us the nature of these transactions and how you accounted for such payments.

Response: The disclosure of “payments in lieu of issuing shares of common stock” as a cash outflow from financing activities on the statement of cash flows represents the amount remitted to the appropriate taxing authorities for income taxes withheld at the time of the vesting of employee stock awards in the form of restricted stock units. In accordance with state and federal law, we are required to withhold a minimum amount from the value of the shares of common stock employees receive when their stock-based compensation awards vest. The Company is using a net-settlement feature, whereby it is issuing only the net common shares of stock to the employee and is canceling the restricted stock units which represent the portion of the award which has a value equal to the minimum statutory withholding requirement. The cash value of these canceled awards is then remitted to the taxing authorities to satisfy the minimum statutory withholding requirements of the taxing authorities.

When the Company withholds shares in order to satisfy its minimum statutory withholding tax obligation, we believe that the amendments to SFAS 95 contained in paragraph 68 of SFAS 123R dictate that the Company is deemed to have repurchased a portion of the shares that were receivable by the employee. While the employee does not receive cash directly, the employer has in substance repurchased shares from the employee and remitted the cash consideration to the taxing authority on the employee’s behalf. Because the cash payment relates to a repurchase of stock, it is presented as a financing cash outflow.

In future filings, for the purpose of clarity, we will rename the line item “repurchase of share-based awards to satisfy tax withholdings.”
4.	We note that the amount of stock based compensation presented on the statement of cash flows as an adjustment to reconcile net income to net cash provided by (used for) operating activities, does not agree to the amount presented on the statements of stockholders’ equity within additional paid-in capital. Please revise or explain to us the nature of the discrepancy.

Securities and Exchange Commission
May 13, 2009

Response: Following, with respect to the year ended December 31, 2008, is a reconciliation of the stock-based compensation presented on the statement of cash flows as an adjustment to reconcile net income to net cash provided by (used for) operating activities to the amount presented on the statements of stockholders’ equity within additional paid-in capital ($ in thousands):

Stock-based compensation presented on the statement of cash flows as an adjustment to reconcile net income to net cash provided by (used for) operating activities	$5,216
Payments in lieu of issuing shares of common stock presented on the statement of cash flows as a cash outflow from financing activities (see response to Comment 3)	(2,225)
Other miscellaneous items	45

Stock-based compensation presented on the statements of stockholders’ equity within additional paid-in capital	$3,036

We believe that this disclosure is appropriate and consistent with our disclosures in our statement of cash flows as discussed in the response to Comment 3 above.
Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies, page 41 — Revenue Recognition, page 44
5.	We note that “Other Revenues” include interest and dividends earned as well as other realized gains and losses on investments in available-for-sale securities. The items included in revenues should relate to your ongoing major or central operations as provided in paragraph 78 of FASB Concept Statement No. 6. In addition, the guidance Rule 5-03(b)(7)-(8) of Regulation S-X provides that these items should be classified as “non-operating” in the consolidated statements of income. Furthermore, it appears inconsistent to classify the above items within revenues when the impact of derivative instruments used to manage fuel-price related earnings more closely impact your ongoing major operations and you have elected to classify the net gains and losses from these fuel price derivative instruments as “non-operating” on your consolidated statements of income. Therefore, please advise or revise your presentation to reclassify the interest and dividends earned as well as the realized gains and losses on investment securities from revenues to a “non-operating” item on the consolidated statements of income.

Response: The interest and dividends earned as well as other realized gains and losses on investments in available-for-sale securities are all activities of the Company’s wholly-owned industrial bank, Wright Express Financial Services Corporation (“FSC”). In contrast, the derivative instruments used to manage fuel-price related earnings are owned by Wright Express Corporation — not its industrial bank subsidiary.

As discussed in the Business section of the Company’s Annual Report on Form 10-K, “FSC approves the customer applications and owns the customer relationships for most of our fuel and maintenance programs...” In addition, the Company highlighted the following in Risk Factors section on Form 10-K, “FSC’s bank regulatory status enables FSC to issue certificates of deposit, accept money market deposits and borrow on a federal funds rate basis.” As the Company has disclosed in its filing, FSC’s revenues are integral to the Company’s operations. In Concept Statement No. 6, paragraph 78, “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

In Emerging Issues Task Force (“EITF”) 85-12, “The Task Force reached a consensus that, assuming that the specialized industry accounting principles are appropriate at the subsidiary level, those principles should be retained in consolidation.” As described above, Wright Express is a hybrid — it has both an Article 5 component and an Article 9 component that are integral. Accordingly, the Company believes FSC has reflected interest and

Securities and Exchange Commission
May 13, 2009

dividends appropriately as revenues under Rule 9-04 of S-X. However, based on your comment and its review of the literature, the Company has also concluded that gains and losses on investments in available-for-sale securities should not be included in FSC revenues under Rule 9-04 of S-X — rather, they should be included in the non-operating portion of the income statement. The Company further advises the Staff that there were no gains or losses on investments in available-for-sale securities during 2008 and 2007 and the gain in 2006 was not material (<1% of total revenues) to the financial statements. In future filings, if gains or losses on securities transactions do occur, they will be classified as non-operating. Our policy note on available-for-sale securities will clarify this in future filings, beginning with our Form 10-K to be filed for the year ending December 31, 2009.

6.	We note your disclosure that revenues are presented net of rebates and incentives provided to customers. To the extent the amounts are material, please revise future filings to disclose the amount of these rebates and incentives recorded as reductions to revenue.

The Company has been vigilant in applying the precepts of EITF 01-9 so that rebates are appropriately offsetting revenues. The rebates and incentives that the Company offers represent a lower amount charged for rendering a service — not an expense incurred in the production of that revenue — and the Company considers these rebates and incentives to be part of its pricing model. The Company further respectfully advises the Staff that the Company does not believe disclosure of the amount of the rebates and incentives recorded as reductions to revenue are specifically required disclosures within the accounting literature.

Disclosure of the amounts of the discounts and rebates provided to customers is not, in the Company’s view, material to an investor’s understanding of the financial statements. The Company represents that if there is a material change in the amount of rebates given to customers which translates into a substantive change to its pricing model, it will use discussion in Management’s Discussion and Analysis to enhance disclosure and provide the data that is most informative to investors.

As a final matter, the Company respectfully submits that disclosure of specific amounts of customer rebates and incentives in the revenue line items would result in disclosure of confidential information that could cause the Company significant competitive harm, and further, that disclosure of such amounts would not materially enhance an investor’s understanding of our business or results of operations.
Note 15. Tax Receivable Agreement, page 61
7.	We note your disclosure that in both 2008 and 2007 there was a reassessment of the blended tax rates that are projected into the future and as a result a charge was made to non-operating expense in 2008 and non-operating income was recorded in 2007. Please provide us more details as to the nature of the reassessment of the blended tax rates including the reasons as to the nature of the reassessments in each period and explain to us how this affects tax receivable agreement liability. As part of your response, please tell us why this reassessment of the blended tax rate is not considered a correction of an error. Also, please tell us why you believe it is appropriate to record these amounts as income or expense in 2008 and 2007.

Response: As stated in the note to the financial statements referred to above, the Company is a party to an agreement whereby it is required to make payments to Avis Budget Group, Inc. (“Avis”) (the successor entity to Cendant Corporation) based upon the tax savings generated from certain tax basis increases associated with its separation from Avis. The amount of these estimated future payments is dependent upon our future statutory tax rate, the apportionment and allocation of income to individual states and our ability to generate sufficient taxable income adequate to cover the tax depreciation and amortization associated with the tax basis increase. The Company regularly reviews its estimated tax rate and projections of future taxable earnings to determine whether changes in the estimated liability are required. During calendar year 2007 and 2008 changes in the Company’s statutory tax rate, primarily as a result of legislative changes to state tax rates, necessitated adjustments to our deferred tax balances (this is disclosed in Note 14 to the financial statements). Because such balances were adjusted, a change was required in the amount of our estimated liability to Avis. These changes were therefore the result of changes in an estimate during the period and not a correction of an error.

Securities and Exchange Commission
May 13, 2009

In future filings, beginning with our Form 10-K to be filed for the year ending December 31, 2009, we will enhance our financial statement disclosure to more fully explain the mechanics of this calculation.
Note 21. Segment Information, page 68
8.	We note your disclosure of the provision for income taxes allocated to each segment. Please revise future filings to reconcile these amounts to the consolidate amount shown on your statements of income. See paragraph 32(d) of SFAS No. 131.

Response: The Company respectfully advises the Staff that the Company believes it has complied with the disclosure requirements of SFAS No. 131. In paragraph 32(b) the standard states “However, if an enterprise allocates items such as income taxes and extraordinary items to segments, the enterprise may choose to reconcile the total of the segments’ measures of profit and loss to consolidated income after those items.” The Company allocates income taxes to its segments. In addition, the Company has provided a reconciliation of the segments’ measures of profit and loss, which has been disclosed as “adjusted net income,” to the consolidated amount shown on the statements of income, which has been disclosed as “net income.” This reconciliation includes an item labeled “tax impact.” The Company believes that this reconciliation satisfies the disclosure requirements prescribed by SFAS No. 131, paragraph 32 and that no additional reconciliation is necessary.
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In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (207) 523-7643.

Sincerely,
/s/ Melissa D. Smith
Melissa D. Smith
CFO and Executive Vice President, Finance and Operations

cc:	Mark G. Borden, Esq., WilmerHale Jonathan Wolfman, Esq., WilmerHale